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                              November 25, 2020

       Anuradha B. Subramanian
       Chief Financial Officer
       Bumble Inc.
       1105 West 41st Street
       Austin, Texas 78756

                                                        Re: Bumble Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
30, 2020
                                                            CIK No. 0001830043

       Dear Ms. Subramanian:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. You disclose that you will use a portion of the proceeds of this offering to acquire units from Bumble Holdings
and pre-IPO owners. Please revise the cover page to briefly
                                                        describe the effects of
the Up-C structure, including that you will become the general partner of Bumble
Holdings, the economic and voting interests of you and the Pre-IPO
                                                        Unitholders in Bumble
Holdings and the ability of the Pre-IPO Unitholders to exchange their units for Class A
common stock.
   2. You disclose that your founder and Blackstone will continue to hold a majority of the voting power after this
offering. Please also disclose their voting power percentage.
 Anuradha B. Subramanian
FirstName
Bumble Inc.LastNameAnuradha B. Subramanian
Comapany 25,
November   NameBumble
              2020      Inc.
November
Page 2    25, 2020 Page 2
FirstName LastName
Summary, page 1

3.       Please revise to include your definition of monthly active users
(MAUs) and any other
         terms that are not currently defined in the filing.
4. Considering you recognized a net loss in fiscal 2018, please explain your statement on pages 5 and 119 that you have been profitable since 2010, or revise as necessary.
Implications of Being an Emerging Growth Company, page 6

5. Please revise to clarify your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), please include a statement that the election is irrevocable and check the appropriate box on the cover page. Alternatively, if you have elected to avail yourself of the extended transition period, please clearly indicate this. Also, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies and as a result your financial statements may not be comparable to companies that comply with public company effective dates.
Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data, page 14

6. We note your non-GAAP measure Free Cash Flow Conversion and related disclosures.
         Please revise to also present the most directly comparable GAAP measure with equal or greater prominence. Further, disclose why management believes the presentation of this non-GAAP measure provides useful information to investors and, to the extent material, a statement disclosing the additional purposes, if any, for which management uses such measure. Refer to Item 10(e)(1)(i) of Regulation S-K.
Organizational Structure, page 65

7. With respect to your post-offering organizational structure diagram, please ensure each bullet point clearly identifies any entity it references. For example, clarify that units of
         Bumble Holdings are exchangeable on a 1-for-1 basis for shares of Bumble Inc.'s Class A common stock. Also, please clarify the economic interest that you and the Pre-IPO
         Unitholders will have in Bumble Holdings. Lastly, please clarify what the double backslash represents.
Use of Proceeds, page 70

8. While we note your disclosure on page 47 that you intend to cause Bumble Holdings to make distributions in an amount sufficient to cover all payments under the tax receivable agreement, please advise whether a portion of the net proceeds may be used to make cash payments to the Pre-IPO Unitholders pursuant to the tax receivable agreement. To the extent you may use the net proceeds for this purpose, please revise. Anuradha B. Subramanian
FirstName
Bumble Inc.LastNameAnuradha B. Subramanian
Comapany 25,
November   NameBumble
              2020      Inc.
November
Page 3    25, 2020 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

9. Please include a discussion of your basis for the consolidation of Bumble Holdings L.P.
         following the offering and reorganization transactions. Refer to ASC 810-10-25.
10. You disclose a Distribution Financing Transaction that occurred in October 2020 whereby
         Bumble Holdings used the proceeds from the Incremental Term Loan Facility, totaling
         $275 million, to pay a distribution of $360 million to the pre-IPO owners. Tell us how you considered including this borrowing and the distribution in the pro forma financial statements.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information Balance Sheet Adjustments related to Reorganization Transactions and Offering Transactions, page 81

11. You state on page 50 that a portion of the proceeds from this offering will be used to purchase outstanding Units from pre-IPO owners and therefore, will not be available to fund your operations. Please explain why pro forma adjustment (d) appears to assume the receipt of all the proceeds in this offering. In this regard, tell us if you know the number of units or a range of units that will be purchased from pre-IPO owners. If so, explain how you considered reflecting such purchases in your pro forma balance sheet adjustments. At a minimum, please revise your pro forma footnotes to clarify how such purchases are reflected in your pro forma financial statements.
Income Statement Adjustments Related to Reorganization and Offering Transactions, page 83

12. Please tell us how you factored in the exchange rights available to the pre-IPO unit holders in your calculation of diluted earnings per share included in note (j).
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics, page 88

13.      Please tell us the amount of    Other    revenue included in Badoo App
and Other revenue,
         generated from the other apps you own as well as third party apps that use your technology. To the extent material, consider disclosing metrics separately for those apps.
14.      You disclose that 86.6% of Bumble App Paying Users and 77.4% of Badoo
App and
         Other Paying Users are subscribers of one of your subscription plans. Please revise to disclose the period covered by these statistics.
Business, page 110

15. Disclosure on page F-27 indicates that property and equipment outside the U.S. accounted for 72.6% of total property and equipment as of December 31, 2019. To the extent material, please consider revising to disclose your number of employees located outside the United States and whether you have any material properties located outside the U.S.
 Anuradha B. Subramanian
Bumble Inc.
November 25, 2020
Page 4
Certain Relationships and Related Person Transactions, page 151

16. You discuss several agreements with various related parties in this section. Please revise these discussions to identify the persons or entities that are parties to these agreements and for which Item 404 of Regulation S-K requires disclosure. For example, with respect to your statement that you have entered into an exchange agreement with the holders of outstanding units, please revise to identify each such holder that is a related person under
         Item 404.
17. The exhibit index indicates that you will file forms of many of the agreements discussed in this section. Please file executed versions of these agreements to the extent these agreements are entered into prior to the effectiveness of this registration statement.
Principal Stockholders, page 158

18. We note that holders of your Class B common stock will be entitled to a number of votes equal to the aggregate number of units of Bumble Holdings held by such holder and that your beneficial ownership table discloses the beneficial ownership of the unitholders.
         Please also disclose, either in the table or by footnote, the number of shares of Class B common stock held by each unitholder identified in the table.
19. We note that Accel Partners LP is identified as your co-investor. Please tell us whether
         Accel will be an entity listed on your beneficial ownership table. Description of Capital Stock
Class B Common Stock, page 163

20. Please disclose whether your Class B common stock will have any conversion rights.
Exclusive Forum, page 170

21. Disclosure indicates that your amended and restated certificate of incorporation provides that U.S. federal district courts will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws. Please revise here or in your risk factor section to highlight enforceability concerns arising from the fact that Section 22 of the Securities Act creates concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the Securities
FirstName LastNameAnuradha B. Subramanian
       Act or the rules and regulations thereunder. Additionally, state that investors cannot
Comapany
       waiveNameBumble     Inc. the federal securities laws and the rules and
regulations
              compliance with
       thereunder.
November    25, 2020 Page 4
FirstName LastName
 Anuradha B. Subramanian
FirstName
Bumble Inc.LastNameAnuradha B. Subramanian
Comapany 25,
November   NameBumble
              2020      Inc.
November
Page 5    25, 2020 Page 5
FirstName LastName
World Vision Limited - Notes to Consolidated Financial Statements
Note 11. Stock-based Compensation, page F-23

22. Please provide us with a breakdown of all stock-based compensation awards granted to date in fiscal 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
         Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2
Note 15     Commitments and Contingencies, page F-27

23. Please clarify your disclosures to include an estimate of the reasonably possible loss or range of loss in excess of amounts already accrued for the matters disclosed or state that such an estimate cannot be made. To the extent you believe an estimate cannot be made, tell us how the pending settlements factored into such determination. Refer to ASC 450-
         20-50-4b.
General

24. Please provide us with copies of all written communications, as defined in Securities Act
         Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology